B2GOLD CORP.

Three Bentall Centre
Suite 3100, PO Box 49143
595 Burrard Street
Vancouver, B.C. V7X 1J1

2012	Notice of Annual General Meeting of Shareholders

ANNUAL GENERAL	Management Information Circular

MEETING	Form of Proxy

Audited Financial Statements and Notes Thereto

Annual Financial Statement Request Form

Place:	Star C Ballroom
Fairmont Pacific Rim Hotel
1038 Canada Place
Vancouver, British Columbia

Time:	2:00 p.m. (Vancouver time)

Date:	June 8, 2012